FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    December 2007

Commission File Number    000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT INDEX

Exh. No.	Description

99.1	Press Release Dated December 12, 2007

99.2	Press Release Dated December 18, 2007

EXHIBIT 99.1

BRAZAURO RESOURCES CORPORATION

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

December 12, 2007	Trading Symbol: BZO

REVISED SCOPING STUDY INDICATES 13 YEAR MINE LIFE AT 123,000 OUNCES
PER YEAR WITH A 5% DISCOUNTED NPV OF $267.3 MILLION AT CURRENT
GOLD PRICE OF $800.

NCL Brasil Ltda has completed a revised Preliminary Assessment for Brazauro’s 100%-controlled Tocantinzinho Project in Brazil (‘TZ’). The report will be filed on SEDAR as a National Instrument 43-101 report. The revised assessment reflects an annual production rate of 3 million tonnes as compared to 2 million tonnes per year in the report announced September 26, 2007.

The study indicates a thirteen-year mine life based on current indicated and inferred mineral resources (20,717,000 tonnes at 1.48 grams per tonne gold for 984,000 ounces indicated and 17,833,000 tonnes at 1.34 grams per tonne gold for 768,000 ounces inferred) with production of 123,000 ounces of gold per year.

Financial analysis

The 5% discounted Net Present Value and Internal Rate of Return of the Tocantinzinho Project at various gold prices are provided in the following table. All values are in US Dollars.

Gold Price (US $)	NPV at 5% (US $)	IRR
$550	$42.1 Million	9.6%
600	87.6 Million	14%
650	132.7 Million	18%
700	177.6 Million	21.65
750	222.4 Million	25%
800	267.3 Million	30.8%
850	312.2 Million	34.1%

Operation summary

Flowsheet:  Conventional open-pit drill and blast, shovel and truck operation followed by crushing, grinding, flotation, cyanidation of the flotation concentrate and electrolytic gold casting and production of doré bars.

Throughput rate:  8,000 tons per day

Recovery:  91%

Capital expenditure:  $128-million

Total cash costs: $367 per ounce produced

Average annual gold production:  123,000 ounces

This preliminary economic assessment is based partially on Inferred Resources, and its accuracy does not match the pre-requisites of a Pre-Feasibility Study, which is the minimum requirement for the conversion of Measured and Indicated Resources to Reserves. This preliminary assessment includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results of the preliminary assessment will be realized.

The principal differences between this assessment and the assessment announced September 26, 2007 are:

•	An increased production rate of 3 million ore tonnes per annum reflecting the potential availability of sufficient electrical power
•	Capital estimates were increased to accommodate the increased rate of production, and for a more conservative estimate of expenditure for the tailings dam.
•	The exchange rate used is 1.75 R$/1US$, to reflect the depreciation of the US dollar

Based on the positive results of the scoping study Brazauro will proceed in the new year with more infill drilling to increase the indicated resource and to follow-up on the results of the auger-soil sampling survey that recently was carried out over the remainder of the 43,800 hectares at Tocantinzinho.

Mr. Rodrigo Mello, the author of the revised preliminary assessment, who is a qualified person as defined in NI 43-101, has read and approved the contents of this release.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Mark E. Jones, III, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.. Certain statements contained in this press release constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbour" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this release, words like "anticipate", "believe", "estimate", "expect", "will", "intend" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance, achievements or position of the parties to be materially different from the estimated or anticipated future results, performance, achievements or position expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future results, performance, position or achievements. The risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in the jurisdictions in which the companies carry on business; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business.

Brazauro disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

EXHIBIT 99.2

BRAZAURO RESOURCES CORPORATION

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

December 18, 2007	Trading Symbol: BZO

BRAZAURO GRANTS STOCK OPTIONS

Brazauro Resources (TSXV: BZO) has granted, subject to regulatory approval, incentive options for the purchase of a total of 1,550,000 shares in its capital to employees, officers and directors. The options are exercisable on or before December 18, 2012 at the price of $0.55 per share.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Resources Mark Jones, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.. Certain statements contained in this press release constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbour" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this release, words like "anticipate", "believe", "estimate", "expect", "will", "intend" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance, achievements or position of the parties to be materially different from the estimated or anticipated future results, performance, achievements or position expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future results, performance, position or achievements. The risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in the jurisdictions in which the companies carry on business; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business.

Brazauro disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.